Exhibit (2)(k)(3)

transfer agency and registrar services agreement

This Transfer Agency and Registrar Services Agreement (this “Agreement”), dated as of April 1, 2025 (the “Effective Date”), is entered into by and between ELLINGTON CREDIT COMPANY, a Maryland corporation (the “Company”), and EQUINITI Trust Company, LLC, a New York limited liability trust company (“Equiniti”; together with the Company, the “Parties”; each, the “Party”).

1.             Appointment of Equiniti as Transfer Agent and Registrar.

(a)           The Company hereby appoints Equiniti, and Equiniti hereby accepts such appointment, to act as sole transfer agent and registrar (the “Transfer Agent”) for the common stock of the Company and for any other securities of the Company as requested in writing by the Company from time to time (the “Shares”). Equiniti shall perform only those duties and obligations that are specifically set forth in this Agreement, and no implied duties and obligations shall be read into this Agreement against Equiniti. If the Company desires that Equiniti perform any duties or responsibilities not expressly set forth in this Agreement or have special operational requirements that deviate from Equiniti’s standard processes in providing the services herein, the Parties shall execute a written amendment to this Agreement setting forth the terms and conditions (including any applicable fees) to be mutually agreed by the Parties at such time. The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may be reasonably requested by Equiniti in performing the services hereunder.

(b)          On or immediately after the Effective Date, if requested by Equiniti, the Company shall deliver to Equiniti the following: (i) forms of outstanding stock certificates of the Company (the “Stock Certificates”) approved and authorized by the board of trustees of the Company (the “Board”) and certified by the corporate secretary or similar authorized officers of the Company; (ii) incumbency certificates of the officers of the Company who are authorized to (x) execute Stock Certificates and/or (y) deliver written instructions and requests on behalf of the Company to Equiniti; (iii) copies of the organizational documents of the Company, certified by the corporate secretary or similar authorized officers of the Company; (iv) a sufficient supply of blank Stock Certificates executed by (or bearing the facsimile signature of) the officers of the Company who are authorized to execute Stock Certificates and, if required, bearing the Company’s corporate seal; (v) a schedule that lists the class of the Shares, the par value of the Shares, and the number of authorized Shares; and (vi) all documentation or information reasonably requested by Equiniti that is required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (the “Patriot Act”). The Company authorizes Equiniti to use Stock Certificates bearing the signature of an authorized officer of the Company who at the time of use is no longer an officer.

(c)           The Company shall promptly advise Equiniti in writing of any change in the capital structure of the Company, and the Company shall promptly provide Equiniti with resolutions of the Board authorizing any recapitalization of the Shares or change in the number of issued or authorized Shares. Further, the Company shall advise Equiniti reasonably promptly of any amendment or supplement to any information or materials provided by the Company to Equiniti and shall provide such amendment or supplement to Equiniti as soon as practicable.

(d)          The Company hereby authorizes Equiniti to establish a program (the “DRS Sale Program”) through which a holder of one or more Shares (each, a “Shareholder”) may elect to sell any Shares held in book-entry form through the Direct Registration System. The Company shall not be charged by Equiniti for establishing or administering the DRS Sale Program, and Equiniti shall be entitled to charge a transaction fee as set forth on Schedule 2 to any Shareholder that elects to sell Shares through the DRS Sale Program. The Company hereby appoints Equiniti, and Equiniti hereby accepts such appointment, to act as the administrator of the DRS Sale Program. The Company acknowledges and agrees that sales transactions in connection with the DRS Sale Program will be processed by a third-party clearing broker (the “Broker”), and that Equiniti shall not be liable or responsible for the Broker’s failure to process any such transactions.

2.            Term. The initial term of this Agreement shall be three (3) years from the date hereof, and this Agreement shall automatically renew for additional one-year successive terms (each, a “Term”) without further action of the Parties, unless written notice is provided by either Party at least ninety (90) days prior to the end of the initial or any subsequent one-year period. The Term shall be governed by this Section, notwithstanding the cessation of active trading of the Shares.

3.            Fees; Expenses.

(a)           Equiniti shall, or shall cause its Affiliates (as defined below), to provide to the Company the services listed on Schedule 1 (the “Services”). In consideration of such Services, the Company shall pay to Equiniti the fees set forth on Schedule 2 (the “Fees”). If the Company requests that Equiniti provide additional services not contemplated hereby, the Company shall pay to Equiniti fees for such services at Equiniti’s reasonable and customary rates, such fees to be governed by the terms of a separate agreement to be mutually agreed to and entered into by the Parties at such time (the “Additional Service Fee”; together with the Fees, the “Service Fees”).

(b)          The Company shall reimburse Equiniti for all reasonable and documented expenses incurred by Equiniti (including, without limitation, reasonable and documented fees and disbursements of counsel) in connection with the Services (the “Expenses”); provided, however, that Equiniti reserves the right to request advance payment for any out-of-pocket expenses. The Company agrees to pay all Service Fees and Expenses within thirty (30) days following receipt of an invoice from Equiniti. If the Company fails to pay the Fees when due, in addition to all other remedies available hereunder or at law, all such payments shall bear interest at a rate that is the lesser of (i) 2.5% per month on the basis of a 365-day year and (b) the highest rate permissible under applicable law, subject to a $50 minimum.

(c)          During each twelve-month period of the Term, Equiniti may adjust the Service Fees by up to the annual percentage of change in the latest Consumer Price Index of All Urban Consumers United States City Average, as published by the U.S. Department of Labor, Bureau of Labor Statistics, plus three percent (3%). Further, Equiniti may adjust the Service Fees to reflect cost increases due to (i) changes mandated by legal or regulatory requirements, or (ii) additional services requested by the Company that are not ordinarily provided by Equiniti to its customers generally without charging fees.

(d)          Upon termination of this Agreement for any reason, Equiniti shall assist the Company with the transfer of records of the Company held by Equiniti. Equiniti shall be entitled to reasonable additional compensation and reimbursement of any Expenses for the preparation and delivery of such records to the successor agent or to the Company, and for maintaining records and/or Stock Certificates that are received after the termination of this Agreement (the “Record Transfer Services”).

4.	Representations and Warranties.

(a)           The Company represents and warrants to Equiniti that (i) it is duly organized and validly existing and in good standing under the laws of the state of its organization; (ii) it has all requisite power and authority to enter into this Agreement and to perform the transactions contemplated hereby; (iii) the execution, delivery and performance of this Agreement and the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company; and (iv) this Agreement has been duly executed and delivered and is the legally valid and binding obligation of the Company, enforceable against the Company in accordance with the Agreement’s terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles (whether enforcement is sought by proceeding in equity or at law).

(b)          All Shares issued and outstanding as of the date hereof, or to be issued during the Term, are or shall be duly authorized, validly issued, fully paid and non-assessable. All such Shares are or shall be duly registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(c)          Any Shares that are not registered under the Securities Act and the Exchange Act are or shall be issued or transferred in a transaction that is, or a series of transactions that are, exempt from the registration provisions under the Securities Act and the Exchange Act, and such Shares bear or shall bear the applicable restrictive legends. Upon any issuance or transfer of such Shares, the Company shall deliver to Equiniti a legal opinion in form and substance reasonably satisfactory to Equiniti.

5.            Reliance.

(a)           Equiniti shall be entitled to assume the validity of the issuance, presentation or transfer of a Stock Certificate, the genuineness of any endorsement(s), the authority of its presenter(s), or the collection or payment of charges or taxes incident to the issuance or transfer of such Stock Certificate; provided, however, that Equiniti may delay or decline to issue or transfer a Stock Certificate if it determines in good faith and in its sole discretion that it is in the Company’s and/or Equiniti’s best interests to receive evidence or written assurance of the validity of the issuance, presentation or transfer of the Stock Certificate, the authority of its presenter(s) or the collection or payment of any charges or taxes relating to the issuance or transfer.

(b)          For the avoidance of doubt, Equiniti shall not be responsible for any transfer or issuance of Shares that has not been effected by Equiniti.

(c)          Equiniti may rely on, and shall be protected and incur no liability in acting or refraining from acting in reliance upon: (i) any writing or other instruction, including, but not limited to, oral instruction, certificate, wire instruction, instrument, opinion, notice, letter, stock power, affidavit or other document or security, received from any Person (as defined below) it believes in good faith to be an authorized officer, agent or employee of the Company, unless the Company has advised Equiniti in writing that Equiniti must act and rely only on written instructions of certain authorized officers of the Company; (ii) any statement of fact contained in any such writing or instruction which Equiniti in good faith believes to be accurate; (iii) other authenticity and genuineness of any signature (manual, facsimile or electronic) appearing on any writing, including, but not limited to, any certificate, wire instruction, instrument, opinion, notice, letter, stock power, affidavit or other document or security; and (iv) the conformity to original of any copy. Equiniti may act and rely on the advice, opinions or instructions received from the Company’s legal counsel. In the event that the Company or its legal counsel is unavailable or does not respond to Equiniti’s requests for legal advice, Equiniti may seek the advice of Equiniti’s own legal counsel (including its internal legal counsel), and Equiniti shall be entitled to act and rely on the advice, opinion or instruction of such counsel, which shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by Equiniti pursuant to such advice, opinion or instruction. Without limiting the foregoing, Equiniti shall be entitled to use and rely upon any instructions of the Company without responsibility for independent verification thereof and shall not assume responsibility for the accuracy or completeness of such instructions.

(d)          Equiniti may rely on, and shall be protected and incur no liability in acting or refraining from acting in reliance upon: (i) any writing or other instruction believed by Equiniti in good faith to have been furnished by or on behalf of a Shareholder, including, but not limited to, any oral instruction, certificate, wire instruction, instrument, opinion, notice, letter, stock power, affidavit or other document or security; (ii) any statement of fact contained in any such writing or instruction which Equiniti in good faith believes to be accurate; (iii) the apparent authority of any Person to act on behalf of a Shareholder as having actual authority to the extent of such apparent authority; (iv) the authenticity and genuineness of any signature (manual, facsimile or electronic) appearing on any writing, including, but not limited to, any certificate, wire instruction, instrument, opinion, notice, letter, stock power, affidavit or other document or security; and (v) on the conformity to original of any copy. Equiniti is authorized to reject any transfer request that fails to satisfy Equiniti’s internal procedures relating to the transfer of Shares. Without limiting the foregoing, Equiniti shall be entitled to use and rely upon any instructions of a Shareholder or its representatives without responsibility for independent verification thereof and shall not assume responsibility for the accuracy or completeness of such instructions.

(e)           Equiniti may rely on, and shall be protected and incur no liability in acting or refraining from acting in reliance upon: (i) any information, records, documents and communication provided to Equiniti by any former transfer agent or former registrar of the Company; (ii) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable signature guarantee program or insurance program; or (iii) any instructions received through the Depository Trust Company’s Direct Registration System/Profile service.

(f)           Equiniti shall promptly notify the Company upon receipt of a Stock Certificate that is not reflected in Equiniti’s records. If the Company and Equiniti are unable to account for such Stock Certificate, within sixty (60) days of such determination, the Company shall in its sole discretion (a) increase the number of issued Shares or (b) acquire and cancel a number of Shares to account for such Stock Certificate.

6.            Lost, Stolen or Destroyed Certificates. Equiniti shall not be obligated to issue a replacement certificate for any Stock Certificate reported to have been lost, stolen or destroyed, unless Equiniti shall have received from the applicable Shareholder: (a) an affidavit of loss; (b) an indemnity bond in form and substance reasonably satisfactory to Equiniti; and (c) payment of all applicable processing fees; provided that, upon the Company’s written request, Equiniti may, in its sole discretion, accept an indemnification letter from the Company in lieu of an indemnity bond.

7.            Unclaimed Property.

(a)          To the extent required by applicable unclaimed property laws or if requested by the Company, Equiniti will provide, or cause to be provided, unclaimed property reporting services for unclaimed property that may be deemed abandoned or otherwise subject to unclaimed property law. Such services may include (without limitation) (i) identification of unclaimed or abandoned property, (ii) preparation of unclaimed or abandoned property reports, (iii) delivery of unclaimed or abandoned property to the applicable state unclaimed property departments, (iv) completion of required due diligence notifications, (v) responses to inquiries from Shareholders relating to unclaimed or abandoned property, and (vi) such other services as may reasonably be necessary to comply with unclaimed property laws or regulations. The Company shall assist and cooperate with Equiniti as reasonably necessary in connection with the performance of the services described in this Section. Equiniti shall assist the Company in responding to (x) inquiries from state unclaimed property departments regarding reports filed by or on behalf of the Company or (y) requests for the confirmation of names of owners of unclaimed or abandoned property.

(b)          The Company acknowledges and agrees that Equiniti may use a shareholder locating service provider (the “Locating Service Provider”) to locate and contact Shareholders (or their surviving relatives, joint tenants or heirs, as applicable) to assist them in preventing the escheatment of applicable Shares and related unclaimed or abandoned property. The Company shall not be charged by Equiniti or the Locating Service Provider for such services. The Locating Service Provider shall inform the Shareholders that they may elect (x) to contact Equiniti at no charge other than at Equiniti’s applicable fees or (y) to utilize the services of the Locating Service Provider for a fee, which shall not exceed the maximum fee allowed under the applicable state’s unclaimed property rules.

8.            Confidentiality.

(a)           “Confidential Information” means, as to the Disclosing Party (as defined below) and, if applicable, its Affiliates: (i) information concerning the business of the Disclosing Party and, if applicable, its Affiliates (including, without limitation, business, financial, technical, and other information marked or designated by such Party as “confidential” or “proprietary”, historical financial statements, financial projections and budgets, audits, tax returns and accountants’ materials, historical, current and projected sales, capital spending budgets and plans, business plans, strategic plans, marketing and advertising plans, publications, and customer agreements); (ii) information that, by the nature of the circumstances surrounding the disclosure, ought in good faith to be treated as confidential; (iii) information, including account information, relating to the shareholders of the Disclosing Party; and (iv) all notes, analyses, compilations, studies, summaries and other material prepared by the Receiving Party (as defined below), its Affiliates, employees, agents, and representatives containing or based, in whole or in part, on any or all of the foregoing; provided that Confidential Information shall not include any information that (x) is or becomes (through no improper action or inaction of the Receiving Party) generally available to the public; (y) was rightfully disclosed to the Receiving Party by a third party without a breach of any confidentiality obligations hereunder; or (z) was independently developed by the Receiving Party without reference to or use of any Confidential Information.

(b)          “Affiliates” means, as to a specified Person, another Person that directly, or indirectly, controls or is controlled or is under common control with the specified Person; “Person” means any corporation, limited liability company, partnership or other legal entity; and “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “controlled” shall have corresponding meanings.

(c)           Each Party (the “Receiving Party”) acknowledges that it may acquire or have access to Confidential Information of the other Party (the “Disclosing Party”) in connection with the Services or this Agreement. The Receiving Party shall not disclose Confidential Information to any other Person, and shall not use Confidential Information for any purposes other than in connection with the performance of its obligations under this Agreement; provided that the Receiving Party shall be permitted to disclose Confidential Information (i) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law or compulsory legal process based on the advice of counsel (in which case the Receiving Party agrees, to the extent practicable and not prohibited by applicable law, to inform the Disclosing Party promptly thereof prior to disclosure; provided, however, that this clause shall not require Equiniti to notify the Company of its receipt of any subpoena, summons, or other legal process relating to wage garnishment, tax levy or domestic matter proceedings filed against or by a Shareholder); or (ii) upon the request or demand of any regulatory authority having jurisdiction over the Receiving Party (in which case the Receiving Party agrees, to the extent practicable and not prohibited by applicable law, to inform the Disclosing Party promptly thereof prior to disclosure). The Receiving Party shall safeguard the Confidential Information to the same extent that it safeguards its own confidential information of a like nature and in any event with not less than a reasonable degree of care.

(d)          Upon the termination of this Agreement or upon the Disclosing Party’s written request, the Receiving Party shall, at the Disclosing Party’s option, either destroy or return to the Disclosing Party any and all of the Confidential Information, written or other materials derived from the Confidential Information, and copies thereof, and shall delete and purge permanently all copies and traces of the same from any storage location and/or media to the extent reasonably or technically possible. The Receiving Party shall, within fifteen (15) days from the termination of this Agreement or such request, provide the Disclosing Party with a certificate signed by an authorized officer of the Receiving Party confirming that the Receiving Party has fulfilled its obligations under this clause. Notwithstanding the foregoing, the Receiving Party may retain copies of the Confidential Information to the extent that such retention is required by applicable law or in accordance with the Receiving Party’s bona fide internal record retention policies and procedures; provided that the Recipient shall continue to be bound by its confidentiality obligations hereunder.

9.            Termination.

(a)           Either Party may terminate this Agreement if the other Party breaches any material provision herein and either the breach cannot be cured or, if the breach can be cured, it is not cured by the breaching Party within 45 days after the breaching Party’s receipt of written notice of such breach (the “Cure Period”). If the Company is the breaching Party, then, during the Cure Period, upon written notice to the Company, Equiniti may suspend the Services without terminating the Agreement. During the period of suspension of Services, Equiniti shall have no obligation to act as Transfer Agent, it being understood that such suspension shall not affect Equiniti’s rights and remedies hereunder.

(b)          Either Party may terminate this Agreement, effective upon written notice to the other Party, if the other Party (i) becomes insolvent or admits its inability to pay its debts generally as they become due; (ii) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within seven (7) business days or is not dismissed or vacated within forty-five (45) business days after filing; (iii) is dissolved or liquidated or takes any corporate action for such purpose; (iv) makes a general assignment for the benefit of creditors; or (v) has a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

(c)           Either Party may terminate the Enhanced Ownership Intelligence Services (as defined in Schedule 1) on each anniversary date of the Effective Date by providing written notice to the other Party at least sixty (60) days prior to such anniversary date.

(d)          The Company acknowledges that Equiniti is required to perform a “know-your-customer” review of the Company from time to time pursuant to applicable anti-money laundering rules and regulations, including without limitation the Patriot Act, and Equiniti may terminate this Agreement, effective upon written notice to the Company, if Equiniti determines in its sole discretion that the Company has failed such “know-your-customer” review.

(e)          The expiration or termination of this Agreement, for any reason, shall not release either Party from any obligation or liability to the other Party, including any payment and delivery obligation, that (i) has already accrued hereunder; (ii) comes into effect due to the expiration or termination of the Agreement; or (iii) otherwise survives the expiration or termination of this Agreement. Following the termination of this Agreement, Equiniti shall promptly invoice the Company for any outstanding Service Fees and Expenses due and owing under this Agreement, and the Company shall pay all such Service Fees and Expenses to Equiniti in accordance with the payment terms set forth in this Agreement.

(f)           If the Company terminates this Agreement pursuant to Sections 2, 9(a), or 9(b), then the Company shall pay to Equiniti (i) all amounts outstanding under this Agreement as of the date of such termination and (ii) Equiniti’s then-customary fees for Record Transfer Services. If the Company terminates this Agreement for any reason other than pursuant to Sections 2, 9(a), or 9(b), then the Company shall pay to Equiniti (x) all outstanding Service Fees and Expenses as of the date of such termination, (y) the Service Fees that would otherwise have accrued during the remainder of the then-current Term, and (z) Equiniti’s then-customary fees for Record Transfer Services.

10.          Limitations on Liability.

(a)          To the fullest extent permitted by applicable law, no Party shall be liable to any other Party on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

(b)          Equiniti’s liability arising out of or in connection with the Services shall not exceed the aggregate amount of all Service Fees paid under this Agreement during the twelve-month period immediately prior to the date of occurrence of the circumstances giving rise to such liability.

11.          Indemnity.

(a)          The Company hereby agrees to indemnify and hold harmless Equiniti and its Affiliates and its and their officers, directors, employees, advisors, agents, other representatives and controlling persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Agreement and the Services or any claim, litigation, investigation or proceeding relating to any of the foregoing (each, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto or whether a Proceeding is brought by a third party or by the Company or any of its Affiliates, and to reimburse each such Indemnified Person upon demand for any reasonable, documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing by one counsel to the Indemnified Persons taken as a whole and, in the case of a conflict of interest, one additional counsel to the affected Indemnified Persons taken as a whole; provided that the foregoing indemnity shall not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision).

(b)          Equiniti agrees to notify the Company promptly of the assertion of any Proceeding against any Indemnified Person; and the Company agrees to notify Equiniti promptly of the assertion of any Proceeding against the Company, or any of its officers, directors, employees, advisors, agents, other representatives and controlling persons in connection with the Services, in which event Equiniti agrees to assume sole responsibility of promptly notifying any of the relevant Indemnified Persons of any such assertion; provided, however, failure to provide such notice shall not adversely affect any Indemnified Person’s right to indemnification hereunder unless the Company is actually prejudiced by such failure. At the Company’s election, unless there is a conflict of interest, the defense of the Indemnified Persons shall be conducted by the Company’s counsel. Notwithstanding the foregoing, Equiniti may employ separate counsel to represent it or defend Equiniti or an Indemnified Person in such Proceeding, and the Company will pay any reasonable, documented legal or other out-of-pocket expenses of counsel if Equiniti or such Indemnified Person reasonably determines, based on the advice of its legal counsel, that there are defenses available to Equiniti or such Indemnified Person that are different from, or in addition to, those available to the Company, or if an actual or potential conflict of interest between Equiniti or the Indemnified Person and the Company makes representation by the Company’s counsel not advisable; provided that, unless there is an actual or potential conflict of interest, the Company will not be required to pay the fees and expenses of more than one separate counsel for all Indemnified Persons in any jurisdiction in any single Proceeding. In any Proceeding the defense of which the Company assumes, the Indemnified Persons shall be entitled to participate in such Proceeding and retain its own counsel at such Indemnified Person’s own expense.

(c)          The Company shall not be liable for any settlement of any Proceedings effected without its consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with the Company’s written consent or if there is a final judgment for the plaintiff in any such Proceedings, the Company agrees to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with clause (a) above. The Company shall not, without the prior written consent of an Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement or consent to the entry of any judgment of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person, unless (i) such settlement includes an unconditional release of such Indemnified Person in form and substance satisfactory to such Indemnified Person from all liability on claims that are the subject matter of such Proceedings and (ii) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

12.          Force Majeure. Equiniti shall not be liable for failure or delay in the performance of the Services if such failure or delay is due to causes beyond its reasonable control, including but not limited to Acts of God (including fire, flood, earthquake, storm, hurricane or other natural disaster), pandemic, epidemic, state of emergency, war, invasion, act of foreign enemies, hostilities (regardless of whether war is declared), civil war, rebellion, revolution, insurrection, military or usurped power or confiscation, terrorist activities, nationalization, government sanction, blockage, embargo, labor dispute, strike, lockout or interruption or failure of electricity or telephone service or any other force majeure event.

13.          Notices. Any notice, report or payment required or permitted to be given or made under this Agreement by one Party to the other shall be in writing and addressed to the other Party at the following address (or at such other address as shall be given in writing by one Party to the other):

If to the Company:

Ellington Credit Company

Attention: Secretary

Phone: 203-409-3585

Email: leglanotices@ellington.com; ashilleh@ellington.com

With a copy to:

Ellington Credit Company Management LLC

Attention: General Counsel

Phone: 929-564-0941

Email: leglanotices@ellington.com; dmargolis@ellington.com

If to Equiniti:

Equiniti Trust Company, LLC

48 Wall Street, 22nd Floor

New York, New York 10005

Attention: Chief Customer Officer

Email: margot.jordan@equiniti.com

With a copy to:

Equiniti Trust Company, LLC

48 Wall Street, 22nd Floor

New York, New York 10005

Attention: Legal Department

Email: LegalTeamUS@equiniti.com

14.	Miscellaneous.

(a)          The Company acknowledges and agrees that (i) nothing herein shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and (ii) the Company waives, to the fullest extent permitted by law, any claims that it may have against Equiniti for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that Equiniti shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim.

(b)          This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without reference to its conflicts of law rules. It is agreed that any action, suit or proceeding arising out of or based upon this Agreement shall be brought in the United States District Court for the Southern District of New York or any court of the State of New York of competent jurisdiction located in such District. Service of any process by registered mail addressed to each party at the respective address above shall be effective service of process against such party for any suit, action or proceeding brought in any such court. Each Party (i) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the Services in any New York State court or in any such Federal court; (ii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court; and (iii) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. EACH PARTY IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE PERFORMANCE OF ANY SERVICE HEREUNDER.

(c)          The compensation, reimbursement, confidentiality, indemnification, jurisdiction, governing law, and waiver of jury trial provisions contained herein shall remain in full force and effect regardless of the termination of this Agreement. No amendment or waiver of any provision hereof shall be effective unless in writing and signed by the Parties and then only in the specific instance and for the specific purpose for which given. This Agreement is the only agreement between the Parties with respect to the matters contemplated hereby and sets forth the entire understanding of the Parties with respect thereto. This Agreement and the obligations hereunder of each Party shall not be assignable by such Party without the prior written consent of the other Party (such consent not to be unreasonably withheld, delayed or conditioned); provided that Equiniti may assign this Agreement or any rights granted hereunder, in whole or in part, to (i) its Affiliates in connection with a reorganization or (ii) a Person that acquires all or substantially all of the business or assets of Equiniti whether by merger, acquisition, or otherwise.

(d)          This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission or in “.pdf” or “.tif” form shall be effective as delivery of a manually executed counterpart of this Agreement. If any provision of this Agreement shall be held illegal or invalid by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an agreement between the Parties to the fullest extent permitted by law.

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IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed as of the date first above written.

EQUINITI TRUST COMPANY, LLC			ELLINGTON CREDIT COMPANY

By:	/s/ Carlos Pinto		By:	/s/ Laurence Penn
	Name:	Carlos Pinto		Name:	Laurence Penn
	Title:	SVP, Director Relationship Management		Title:	Chief Executive Officer

Schedule 1

Services

Capitalized terms used herein and not defined have the meaning ascribed to such terms in the Agreement. Unless otherwise noted, Equiniti will provide the following services:

ACCOUNT MAINTENANCE AND RECORDKEEPING

•	Open new accounts, consolidate and close Shareholder accounts
•	Annual record storage services (subject to an additional fee)
•	Maintain all Shareholder accounts
•	Process address changes, including seasonal addresses
•	Place, maintain and remove stop transfers
•	Post all debit and credit certificate transactions
•	Perform social security solicitation
•	Handle shareholder and broker inquiries, including internet correspondence
•	Respond to requests for audit confirmations
•	Monthly report for all classes of securities in Microsoft Word and HTML formats (Excel format is subject to an additional fee)

STOCK AUDIT / CONTROL BOOK FUNCTIONS

•	Maintain accurate records of outstanding Shares
•	Respond to requests for audit confirmations (subject to an additional fee)
•	Provide web access to the total outstanding Share balances

CERTIFICATE AND SECURITY ISSUANCE FUNCTIONS

•	Process all routine transfers
•	Post all debit and credit certificate transactions
•	Issue Stock Certificates
•	Create book entry Direct Registration System (“DRS”) positions
•	Participate in the DRS profile system, allowing broker “sweeps” of registered positions
•	Interface electronically with DTC/CEDE & CO.
•	Mail newly-issued certificates/DRS advices to Shareholders
•	Replace lost or stolen Stock Certificates upon Shareholder request
•	Issue and register all Stock Certificates
•	Issue shares upon exercise of stock options.
•	Process legal transfers and transactions requiring special handling
•	Provide, upon request, access to daily reports of processed transfers

REPORTING

•	Furnish, upon request, unlimited Shareholder list, sorted by Company-designated criteria

LISTS AND MAILINGS

•	Enclose multiple proxy cards to same household in one envelope, if applicable (subject to an additional fee)
•	Monitor and suppress undeliverable mail until correct address is located
•	Furnish shareholder lists, in any sequence
•	Provide geographical detail reports of all stocks issued/surrendered over a specific period
•	Provide mailing labels

WEB-BASED ORIGINAL ISSUANCE (OI) / DWAC SYSTEM1

•	Facilitate Deposit/Withdrawal At Custodian (“DWAC”) and original issuances initiated from the Company’s desktop via Internet
•	Accept files for original issuances
•	Allow multiple requests to be submitted on the same form at the same time
•	Notify the Company via email when matching broker instructions have not been received
•	Provide designated brokers the ability for brokers to log into the system and track the status of Company-submitted items
•	Report daily and monthly transactions via e-mail
•	Enforce built-in security procedures

TECHNOLOGY AND INTERNET ACCESS

•	Retrieve account information (including outstanding Stock Certificates and checks) 24 hours a day, 7 days per week
•	Review frequently asked questions, including transfer requirements and corporate actions data
•	Download forms (e.g., affidavit of domicile, form W8/W9, letters of transmittal and stock power)
•	Change account addresses
•	Replace lost, stolen or uncashed checks
•	Replace lost, stolen or non-received Stock Certificates
•	Obtain a duplicate Form 1099
•	Sign up for electronic delivery (e.g., for proxy materials)
•	Request a certificate for shares held in book-entry or plan form
•	Enroll to have dividends directed toward purchase of additional Shares
•	Send e-mail inquiries concerning Shareholder’s account, or conduct an online chat session with one of Equiniti’s customer service representatives

SHAREHOLDERS VIA THE INTERACTIVE VOICE RESPONSE (“IVR”)

•	Obtain account-specific information, including account balance
•	Execute plan transactions, including sales and certification requests
•	Request a duplicate Form 1099, with delivery via mail or fax
•	Request a transfer package via mail or fax
•	Request forms to effect address changes, check replacements, Stock Certificate replacements and direct deposit enrollments
•	Obtain information pertaining to current corporate actions or other significant Company events

SHAREHOLDER (INQUIRIES)

•	Distribute “welcome” material to new Shareholders (may incur reimbursable expenses)
•	Provide assistance to Shareholders related to their securities holdings as they initiate account inquiries or perform transactions, including guidance through common transactions and explanations for transaction rejections and the corrective steps required to complete their request
•	Provide 24/7 account access via the internet and IVR telephonic system
•	Provide toll-free number for Shareholder-initiated telephone inquiries to Equiniti’s call center
•	Oversee the fulfillment process for potential investors (if applicable)

1 Please note that AST does not charge a fee for DWAC processing but that the broker may charge fees incurred from receipt of Shares.

ISSUER CENTRAL® CLIENT INTERNET PORTAL2

•	Access for authorized end-users to the Issuer Central transfer agent portal, which includes the following functionalities:

o	View and download detailed Shareholder data, including name, address of record, account number(s), number of Shares held in certificate and book-entry form, treasury shares, historical dividend-related information and cost basis reporting information
o	Insiders and other named directors & officers
o	Domestic and foreign tax certification summary
o	Plan/dividend elections summary
o	Abandoned property and escheatment detail
o	Uncashed check summary
o	Obtain total outstanding Share balances
o	Utilize Equiniti’s reporting and subscription tools to access or generate comprehensive reports in a real-time environment, with immediate e-mail notification
o	Issue stock options and effect delivery through the DWAC system
o	Update company profile and corporate information

ENHANCED ISSUER CENTRAL WITH OWNERSHIP INTELLIGENCE (the “Enhanced Ownership Intelligence Services”)

•	Technical and analyst support services during standard business hours
•	Onboarding session (up to 2 hours) – orientation, profile setup and home page customization
•	License for Enhanced Issuer Central functionality, which includes:

o	Institutional Ownership
o	Near Real-Time (Intra-Filing)
o	Top 100 Shareholders
o	5% Shareholders
o	Section 16 Insider Tracking/Reporting
o	Peer Investor Tracking Analysis
o	Historical Investor Tracking Analysis

•	Intelligence on Historical Behavior by Proxy Advisor Influencers

Control Books Tracking

•	Receive daily emails of control books information
•	Review current transactions affecting the number of outstanding Shares in a Company-specified date range

Proxy Central

•	Proxy reports (either summarized or detailed) by proposal
•	Voting status on the 50 largest accounts
•	Shareholders attending the Company annual meeting
•	DTC position listing
•	Broker voting detail

2 Access to Issuer Central is subject to each end user’s acceptance of the Click Through Subscription Agreement then in-effect.

ANNUAL SHAREHOLDER MEETING

•	Process proxy votes for routine/non-routine meetings of the Company
•	Imprint Shareholders’ name on proxy cards
•	[3]Mail material to Shareholders
•	Prepare and transmit daily proxy tabulation reports to the Company by email
•	Provide certified Shareholder list in hard copy if requested
•	Facilitate proxy distribution mailing

DIVIDEND DISBURSEMENT

•	Confirm in writing that the dividend notice was received
•	Prepare and calculate dividend payments
•	Coordinate dividend checks and enclosures (if applicable) mailing to the Shareholders
•	Furnish one copy of the dividend register, hard copy or CD-ROM (if requested)
•	Place stop payment orders on reported lost dividend checks
•	Issue replacement dividend checks/sales checks
•	Provide copies of paid dividend checks upon request (subject to an additional fee)
•	Report annual dividend income to Shareholders on applicable Form 1099
•	File annual tax information electronically to the Internal Revenue Service
•	Withhold and remit backup withholding taxes as required by the Internal Revenue Service
•	Withhold foreign tax and file foreign tax reports as required by the Internal Revenue Service
•	Maintain custody and control of all undeliverable checks and forward returned items to Shareholders upon confirmation of a current address

Unclaimed Property

•	Analyze and identify unclaimed or abandoned property across each class of security (if applicable)
•	Prepare and distribute due diligence notices (may incur reimbursable expenses)
•	Prepare unclaimed or abandoned property reports (including null or negative reports, if applicable)
•	Deliver all unclaimed property and reports to the applicable jurisdictions
•	Respond to shareholder and state inquiries relating to unclaimed property filings

3 Please note that postage and processing fees will apply.

Schedule 2

Fees

Transfer Agent AND Registrar SERVICES
*Monthly Administration Fee ( This includes TA Fee with Dividend and Dividend Reinvestment)	$2,000
SERIES A PFD	$250
*1 time set up fee for Dividend Reinvestment	$3,500
[4]Unclaimed Property Reporting	$525
Account Maintenance per Account	Included
Issuance and Registration of Stock Certificates	Included
Each Stock Certificate cancelled	Included
Restricted/Preferred Accounts	Included
General Written Correspondence	Included
Shareholder Address Changes	Included
Customer Service – Telephone	Included
Research and Responding to Shareholder Inquiries	Included
Issuance of Restricted Transfers	Included
Issuance of Stock Option	Included
5DWAC Transfers (broker fees may apply)	Included
Non-Routine Transfers (including removal of legends and transfer of applicable Shares)	Included
Shareholder Internet Access	Included
Client Internet Access	Included
6DRS Sale Program – Transaction Fee (to be paid by the Shareholder)	Per transaction

ENHANCED OWNERSHIP INTELLIGENCE SERVICES (waived for the initial year)	$5,000 per seat annually
ANNUAL MEETING ADministration SERVICES
Prepare Full Shareholder List as of Record Date	Included
Complete Reporting for Proxy Program	Included
Enclose and Mail Proxy Materials (mailing costs applied as out-of-pocket)	Included
Receive and Scan Returned Proxies	Included
Tabulate Proxies (Registered and Beneficial Holders – per vote fee applicable)	Included
Prepare and Verify Final Vote List	Included
Online access for Company to monitor voting	Included
Omnibus Download of Proxy from DTC	Included
Webcast-Integrated Virtual Meeting Hosting and Support Services	Available[7]
Inspector of Election (travel fees will be applied as out-of-pocket expenses)	Available
Online & Telephonic Voting for Registered Shareholders	Available

MANAGEMENT REPORTING
Standard Reporting Suite	Included
Online Access to Management Reports	Included
Report Requirements determined at Conversion	Included

4 Please note that additional fees will incur during Escheatment season.

5 Please note that AST does not charge a fee for DWAC processing but that the broker may charge fees incurred from receipt of Shares.

6 A transaction fee of $15.00 plus $0.12 per Share sold will be charged to the Shareholder.

7 All services indicated as “Available” herein may be offered by AST subject to additional fees.

SPECIAL SERVICES

Services not included herein (including, without limitation, trustee and custodial services, exchange/tender offer services, stock dividend disbursement services, voluntary disclosure agreements and audit administration services relating to abandoned or unclaimed property) but requested by the Company may be subject to additional charges.

Out-of-pocket Expenses

All customary out-of-pocket expenses will be billed in addition to the foregoing fees. These charges include, but are not limited to items such as:

•	Printing, stationery, postage and handling for all activities such as:

o	Dividend payments & statement mailings
o	Proxy mailings
o	Advices and confirmations
o	Tax form mailings
o	W8/W9 solicitations

•	Freight and materials delivery
•	Due diligence activities associated with escheatment

The foregoing fees apply to services ordinarily rendered by Equiniti and are subject to reasonable adjustment based on final review of documents.